

September 16, 2014

Via E-mail
Michael W. DePasquale
Chief Executive Officer
BIO-Key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, NJ 07719

> **Re:** **BIO-Key International, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2014**
> **File No. 333-192504**

Dear Mr. DePasquale:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Part II – Information Not Required in Prospectus

Item 16. Exhibits

Exhibit 5.1

1.   The legality opinions that are incorporated by reference into this post-effective amendment state that they speak as of the dates that the registration statements were initially declared effective. Accordingly, please amend to file an updated legality opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Prior to the effective date of this registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Vincent A. Vietti, Esq.
        Fox Rothschild LLP